

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

October 5, 2010

Michael Schaffer
Chief Executive Officer
Case Financial, Inc.
7668 El Camino Real, Ste.104-106
Carlsbad, CA 92009

> **Re:** **Case Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed January 13, 2010**
> **Form 10-Q for the Quarterly Period Ended December 31, 2009**
> **Filed February 22, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 24, 2010**
> **Form 10-Q Am. 2 for the Quarterly Period Ended June 30, 2010**
> **Filed September 15, 2010**
> **File No. 000-27757**

Dear Mr. Schaffer:

     We have reviewed your response letter dated September 21, 2010 and have the following comments. As noted in our comment letter dated February 12, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the quarterly period ended December 31, 2009

Exhibits 31.1 and 31.2

1. We note your response to prior comment two and your intent to file an amended Form 10-Q for the quarterly period ended December 31, 2009 and we await your amendment.

Form 10-Q for the quarterly period ended March 31, 2010

Exhibits 31.1 and 31.2

2. We note your response to prior comment four and your intent to file an amended Form 10-Q for the quarterly period ended March 31, 2010 and we await your amendment.

Form 10-Q/A2 for the quarterly period ended June 30, 2010

Condensed Consolidated Statements of Cash Flows, page 5

3. We note you reported common stock for services of $65,000 for the six months ended March 31, 2010 but you reported only $45,000 for the nine months ended June 30, 2010. Please explain the decrease.

Item 5.Other Information, page 19

4. We note your disclosure of the dismissal of prior auditors and the engagement of new auditors on September 2, 2010. However, we cannot locate your Item 4.01 of Form 8-K filed on EDGAR regarding your change in auditors. If you have not yet filed the Form 8-K, please file it as soon as possible. Refer to C&DIs on Exchange Act Form 8-K, Sections 214.01 and 214.02.

Exhibits 31.1 and 31.2

5. Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that the language in the introductory paragraph 4 regarding internal control over financial reporting is missing in the certifications. As such, please revise to provide complete certifications in accordance with the above rule. To the extent you have no other revisions you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification. Otherwise, you should include the entire certification.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,
/s/ Andrew Mew
Accounting Branch Chief